03011612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED MAR 05 2003 WASH. D.C. 155 SECTION PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/ 02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.G. Menk & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Dorsey Road
(No. and Street)

Hanover	MD	21076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles G. Menk III — 410-923-5660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick, Fedder & Silverman
(Name – *if individual, state last, first, middle name*)

Two Hopkins Plaza, Suite 2100	Baltimore,	MD	21201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles G. Menk III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.G. Menk & Associates, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public 7-1-05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

C.G. MENK & ASSOCIATES, INC.

DECEMBER 31, 2002 AND 2001

C.G. Menk & Associates, Inc.

TABLE OF CONTENTS

Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

Two Hopkins Plaza, Suite 2100
Baltimore, MD 21201
410-783-4900 Phone
410-727-0460 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
C.G. Menk & Associates, Inc.

We have audited the accompanying statements of financial condition of C.G. Menk & Associates, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.G. Menk & Associates, Inc. as of December 31, 2002 and 2001, and the results of the changes in stockholders' equity, operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Fedder + Silverman

Baltimore, Maryland
February 14, 2003

C.G. Menk & Associates, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 6,151	$ 27,800
Certificate of deposit	6,922	6,759
Commissions receivable	982	6,411
Deposits	3,329	-
Prepaid expenses	4,601	1,430
	21,985	42,400
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $9,609 and $3,634	16,481	5,436
OTHER ASSETS		
Investments	2	7,200
Total assets	$ 38,468	$ 55,036
STOCKHOLDERS' EQUITY		
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100,000 shares authorized; 100,000 and 66,800 shares issued and outstanding	$ 108,853	$ 72,714
Additional paid-in capital	47,376	47,376
Accumulated deficit	(117,761)	(65,054)
Total stockholders' equity	$ 38,468	$ 55,036

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31, 2002 and 2001

	2002	2001
Revenue		
Commissions	$ 111,541	$ 123,890
Interest income	264	260
Rental income	600	831
Other income	4,163	-
Total revenue	116,568	124,981
Expenses		
Advertising	1,542	100
Consulting fees	71,287	69,471
Contributions	-	1,600
Depreciation	5,975	1,814
Dues and subscriptions	989	889
Insurance	591	3,540
Loss on investment	7,198	-
Office expense	7,549	8,476
Other expense	160	71
Postage and delivery	1,241	360
Printing and reproduction	1,578	362
Professional fees	6,856	6,990
Rent	15,732	11,589
Repairs and maintenance	1,626	1,964
Taxes and licenses	3,767	4,028
Telephone	6,918	2,092
Travel and entertainment	127	1,249
Total expenses	133,136	114,595
NET (LOSS) INCOME	$ (16,568)	$ 10,386
(Loss) income per common share	$ (0.17)	$ 0.16

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2002 and 2001

	Common stock		Additional paid-in	Accumulated	
	Shares	Amount	capital	deficit	Total
Balance, December 31, 2000	60,600	$ 65,965	$ 47,376	$ (68,691)	$ 44,650
Stock dividend	6,200	6,749	-	(6,749)	-
Net income	-	-	-	10,386	10,386
Balance, December 31, 2001	66,800	72,714	47,376	(65,054)	55,036
Stock dividend	33,200	36,139	-	(36,139)	-
Net loss	-	-	-	(16,568)	(16,568)
Balance, December 31, 2002	100,000	$ 108,853	$ 47,376	$ (117,761)	$ 38,468

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net (loss) income	$ (16,568)	$ 10,386
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities		
Depreciation	5,975	1,814
Changes in assets and liabilities		
Decrease in commissions receivable	5,429	757
Increase in deposits	(3,329)	-
(Increase) decrease in prepaid expenses	(3,171)	174
Net cash (used in) provided by operating activities	(11,664)	13,131
Cash flows from investing activities		
Purchase of property and equipment	(17,020)	-
Decrease in investment	7,198	-
Purchase of certificate of deposit	(6,922)	(6,500)
Proceeds of maturity of certificate of deposits	6,759	6,864
Net cash (used in) provided by investing activities	(9,985)	364
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(21,649)	13,495
Cash and cash equivalents, beginning of year	27,800	14,305
Cash and cash equivalents, end of year	$ 6,151	$ 27,800

See notes to financial statements

C.G. Menk & Associates, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A - ORGANIZATION

C. G. Menk and Associates, Inc. (the Company), a Delaware Corporation, was formed on January 27, 1995, for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. The services provided are for individual and institutional customers in the Mid-Atlantic region, and Ohio and related consulting services. The Company operates its broker/dealer business on the fully disclosed basis.

For the years ended December 31, 2002 and 2001, the broker/dealer business accounted for 96% and 99%, respectively, of total revenue.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commission revenue is recorded on a trade-date basis.

Cash Equivalents

For purposes of the cash flow presentation, the Company considers all cash in money market funds as cash equivalents.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. Commissions receivable are charged to bad debt expense when they are determined to be uncollectible based upon a periodic review of the accounts by management. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Accelerated methods are used for income tax purposes.

Investments

Investments consist of pre-IPO options and warrants exercisable upon public offering. These investments were stated at cost until 2002 when they wither down to a nominal value.

Income Taxes

The stockholders of the Company have elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual stockholders are taxed on their proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Advertising

All costs associated with advertising are expensed in the year incurred.

C.G. Menk & Associates, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (loss) per Common Share

Income (loss) per common share is based on net income divided by the weighted average number shares outstanding. Weighted average common shares outstanding for 2002 and 2001 were 100,000 and 66,800 shares.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 and 2001, are as follows:

	2002	2001
Furniture and fixtures	$ 4,731	$ -
Computer equipment	21,359	9,070
	26,090	9,070
Less accumulated depreciation	9,609	3,634
	$ 16,481	$ 5,436

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. The Company had net capital of $16,402 and $34,559 at December 31, 2002 and 2001, respectively, which satisfied the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2002 and 2001.

NOTE E - RELATED PARTY TRANSACTIONS

Consulting Fees

The owners and members of the Board of Directors of the Company received commissions in the amount of $71,287 and $69,471 for the years ended December 31, 2002 and 2001, respectively. The amounts are included in consulting fees in the accompanying financial statements.

Lease

The Company leased its offices from ISG, Inc., a related party, through July 2002. Total rent expense incurred from a related party for the years ended December 31, 2002 and 2001 was $7,600 and $11,589, respectively.

Computers

The Company received computer equipment from InterAct Solutions Group, Inc. (ISG), a related party during the year ended December 31, 2002. The equipment was received in exchange for the payment of general and administrative expenses of ISG. Expenses paid on behalf of ISG was $12,289 and the book value of equipment received was $11,528 for the year ended December 31, 2002. The equipment was recorded at the cost basis of $12,289.

NOTE F - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients. The owners of the Company are responsible for the majority of the revenue earned by the Company.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company executed a new lease for a copier/printer on November 27, 2001, which will expire in 2005. Total rental expenses under the lease, which were included in office expense, were $5,442 and $431, respectively, for the years ended December 31, 2002 and 2001.

The Company executed a new lease for office space on April 3, 2002, which will expire in 2007. Total rental expense under the lease was $8,132 for the year ended December 31, 2002.

C.G. Menk & Associates, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE G - COMMITMENTS AND CONTINGENCIES (Continued)

Future minimum lease commitments (rental income) for the operating lease as of December 31, 2002, are as follows:

	Equipment	Office Space	Total
December 31, 2003	$ 5,172	$ 33,216	$ 38,388
2004	5,172	34,213	39,385
2005	4,740	35,239	39,979
2006	-	36,297	36,297
2007	-	18,416	18,416
	$ 15,084	$ 157,381	$ 172,465

SUPPLEMENTAL INFORMATION

C.G. Menk & Associates, Inc.

SCHEDULES OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION

Years ended December 31, 2002 and 2001

	2002	2001
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities included in aggregate indebtedness	$ -	$ -
COMPUTATION OF NET CAPITAL		
Total stockholders' equity from statements of financial condition	$ 38,468	$ 55,036
Less: Nonallowable assets		
Investments	(2)	(7,200)
Prepaid expenses	(4,601)	(1,430)
Commissions receivable	(982)	(6,411)
Property and equipment	(16,481)	(5,436)
Net capital before haircuts on securities positions	16,402	34,559
Haircuts on securities		
Marketable securities	-	-
Money market accounts	-	-
Net haircuts on securities	-	-
Net capital	$ 16,402	$ 34,559
CAPITAL REQUIREMENTS		
Net capital required	$ 5,000	$ 5,000
Net capital in excess of requirements	11,402	29,559
Net capital, as shown above	$ 16,402	$ 34,559
Ratio of aggregated indebtedness to net capital	0 to 1	0 to 1

C.G. Menk & Associates, Inc.

RECONCILIATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

Years ended December 31, 2002 and 2001

	2002	2001
RECONCILIATION WITH COMPANY'S COMPUTATION		
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ -	$ -
Changes as noted during audit		
Other adjustments	-	-
Aggregate indebtedness per schedule of computation of aggregate indebtedness and net capital	$ -	$ -
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 16,402	$ 34,559
Changes as noted during audit		
Recordation of capital, lease net	-	-
Nonallowable commission receivables shown as allowable	-	-
Write-off of inventory included as nonallowable asset	-	-
Reclassify capital item included as nonallowable asset	-	-
Other adjustments	-	-
	-	-
Net capital per schedule of computation of aggregate indebtedness and net capital	$ 16,402	$ 34,559

C.G. Menk & Associates, Inc.

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Years ended December 31, 2002 and 2001

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

C.G. Menk & Associates, Inc.

SIPC ASSESSMENT

Years ended December 31, 2002 and 2001

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 and $150 for the years ended December 31, 2002 and 2001, respectively. This assessment has been paid as of December 31, 2002 and 2001, respectively.

Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

Two Hopkins Plaza, Suite 2100
Baltimore, MD 21201
410-783-4900 Phone
410-727-0460 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
C.G. Menk & Associates, Inc.

We have audited the financial statements of C.G. Menk & Associates, Inc. as of and for the years ended December 31, 2002 and 2001, and have issued our report thereon dated February 14, 2003.

In planning and performing our audits of the financial statements of C.G. Menk & Associates, Inc. for the years ended December 31, 2002 and 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements

ATLANTA • BALTIMORE • BETHESDA • CHARLOTTE

in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the internal control and practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and is not intended to be, and should not be, used by anyone other than these specified parties.

Reznick Fedder + Silverman

Baltimore, Maryland
February 14, 2003